UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                          CONMED Corporation
               --------------------------------------------
                           (Name of Issuer)


                     Common Stock, $.01 par value
               --------------------------------------------
                    (Title of Class of Securities)


                                20741010
               --------------------------------------------
                            (CUSIP Number)

      John L. McGoldrick, Esq.              Alice C. Brennan, Esq.
    Senior Vice President, Law and      Vice President and Secretary
Strategic Planning and General Counsel  Bristol-Myers Squibb Company
     Bristol-Myers Squibb Company             345 Park Avenue
          345 Park Avenue                    New York, NY 10154
        New York, NY 10154                    (212) 546-4000
          (212) 546-4000

               --------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                           December 31, 1997
               --------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          CUSIP NO. 20741010
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(1)   Name of Reporting Person. I.R.S. Identification No. of Above Person

               Bristol-Myers Squibb Company
                    22-079-0350
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(2)   Check the Appropriate Box if a Member                   (a)
      of a Group (See Instructions)                           (b)

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(3)   (SEC Use Only)
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(4)   Source of Funds (See Instructions)

                              OO
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
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(6)   Citizenship or Place of Organization

               Delaware
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      Number of Shares      (7)  Sole Voting Power
      Beneficially Owned         1,000,000
      by Each Reporting    ---------------------------------------------------
      Person With           (8)  Shared Voting Power

                           ---------------------------------------------------
                            (9)  Sole Dispositive Power
                                 1,000,000
                           ---------------------------------------------------
                           (10)  Shared Dispositive Power

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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 1,000,000
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)

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(13) Percent of Class Represented by Amount in Row (11)

                   Approximately 6.7%
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(14)  Type of Reporting Person (See Instructions)

          HC, CO
------------------------------------------------------------------------------

Item 1.  Security and Issuer.

          The class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of CONMED Corporation, a New York corporation (the "Issuer"), which has its principal executive offices at 310 Broad Street, Utica, New York 13501.

Item 2.  Identity and Background.

          This Statement is being filed by Bristol-Myers Squibb Company, a Delaware corporation (the "Company"). The Company conducts its principal business and maintains its principal office at 345 Park Avenue, New York, NY 10154. The Company, through its divisions and subsidiaries, is a major producer and distributor of pharmaceutical products, medical devices, nonprescription health products, toiletries and beauty aides.

          The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Company are set forth on Schedule A hereto which is incorporated herein by reference.

          During the past five years, neither the Company nor, to the best knowledge of the Company, any of its respective executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Items 3.  Source and Amount of Funds or Other Consideration.

          The Company beneficially owns 1,000,000 shares of Common Stock pursuant to a Warrant to Purchase Common Stock, dated as of December 31, 1997 (the "Warrant"), issued by the Issuer to the Company as a portion of the purchase price paid by the Issuer to the Company in connection with the Issuer's acquisition of

          Linvatec Corporation, then a wholly owned subsidiary of the Company, and certain related assets on December 31, 1997. The Warrant is exercisable by the Company at any time or times on or after December 31, 1997, but not after 5:00 p.m., New York City time, December 31, 2007 (or such later date as provided in the Warrant) at a current purchase price of $34.23 per share in cash. The number of shares of Common Stock covered by the Warrant and the purchase price per share of Common Stock are each subject to adjustment from time to time pursuant to and in accordance with the terms of the Warrant.

Item 4.  Purpose of Transaction.

          On November 26, 1997, the Company and the Issuer entered into a Stock and Asset Purchase Agreement, as amended December 31, 1997 (as so amended, the "Stock and Asset Purchase Agreement"), pursuant to which the Issuer purchased from the Company all of the issued and outstanding shares of capital stock of Linvatec Corporation and certain related assets. Pursuant to the terms of the Stock and Asset Purchase Agreement, the purchase price paid by the Issuer to the Company consisted of both cash consideration and the Warrant.

          The Warrant is currently exercisable in whole or in part for 1,000,000 shares of Common Stock at a price of $34.23 per share. Certain registration rights are afforded the Company under the terms of the Warrant. The number of shares of Common Stock and the exercise price per share of Common Stock are subject to adjustment for certain: (i) dividends, (ii) subdivisions and combinations of shares of Common Stock,
(iii) reclassifications, (iv) distributions to all holders of the Issuer's Common Stock of assets, debt securities or capital stock or any rights, options or warrants to purchase assets, debt securities or capital stock of the Issuer (including distributions of cash, but excluding (a) distributions of rights, options or warrants referred to in clause (v) below, (b) the issuance of any rights issued under a stockholders rights plan adopted by the Issuer's board of directors and
(c) certain other exclusions), (v) distributions or issuances of rights, options or warrants to all holders of the Issuer's Common Stock (other than the issuance of rights issued under a stockholders rights plan adopted by the Issuer's board of directors) entitling them to purchase shares of Common Stock at a price per share less than the Current Market Value (as defined in the Warrant) per share as of the record date of such issuance and (vi) consolidations, mergers or reorganizations. Except under certain limited circumstances, any unexercised portion of the Warrant will expire on December 31, 2007.

          The Warrant and the underlying shares of Common Stock (when issued upon the exercise of the Warrant) were acquired by the Company for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

          To the best knowledge of the Company, the Issuer has outstanding 15,003,203 shares of Common Stock. Under the terms of the Warrant, the Company beneficially owns 1,000,000 shares of Common Stock representing approximately 6.7% of the outstanding shares of Common Stock of the Issuer after giving effect to exercise of the Warrant in full. Except as set forth in this Item 5 and on Schedule B attached hereto, which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its respective executive officers or directors owns any shares of Common Stock.

          If the Company were to exercise the Warrant in full (i) the Company would have the sole power to vote or to direct the vote of 1,000,000 shares of Common Stock and (ii) the Company would have the sole power to dispose or direct the disposition of 1,000,000 shares of Common Stock.

          Except as set forth on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its respective executive officers or directors has effected any transaction in shares of Common Stock during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

          Except for the Warrant, each of the Company and, to the best knowledge of the Company, its respective executive officers and directors is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1.

Stock and Asset Purchase Agreement, dated as of November 26, 1997, between Bristol-Myers Squibb Company and CONMED Corporation for the sale of all of the outstanding Common Stock of Linvatec Corporation and certain related assets.

Exhibit 2.

Amendment, dated as of December 31, 1997, between Bristol-Myers Squibb Company and CONMED Corporation, to the Stock and Asset Purchase Agreement, dated as of November 26, 19977, between Bristol-Myers Squibb Company and CONMED Corporation.

Exhibit 3.

Warrant to Purchase Common Stock, dated December 31, 1997, issued by CONMED Corporation to Bristol-Myers Squibb Company covering shares of Common Stock of CONMED Corporation.

                                SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1998

                              BRISTOL-MYERS SQUIBB COMPANY,


                              BY: /s/ Alice C. Brennan
                                 -------------------------------
                                 Name:  Alice C. Brennan
                                 Title: Vice President and Secretary

                              SCHEDULE A

          The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of the Company and Bristol-Myers Squibb. Each of the directors and executive officers of the Company and Bristol-Myers Squibb is a citizen of the United States. Each of the Company's executive officer's business address is 345 Park Avenue, New York, New York 10154.

               Directors of Bristol-Myers Squibb Company

Name and Business Address          Present Principal Occupation or Employment

Charles A. Heimbold, Jr.           Chairman of the Board and Chief Executive
Bristol-Myers Squibb Company       Officer of Bristol-Myers Squibb Company
345 Park Avenue
New York, New York  10154

Robert E. Allen                    Retired Chairman and Chief Executive
AT&T Corp.                         Officer of AT&T Corp.
295 North Maple Avenue
Basking Ridge, New Jersey  07920

Vance D. Coffman                   Chief Executive Officer and Vice Chairman
Lockheed Martin Corporation        of Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland 20817

Ellen V. Futter                    President of American Museum
The American Museum                of Natural History
of Natural History
Central Park West at 79th Street
New York, NY  10024

Louis V. Gerstner, Jr.             Chairman and Chief Executive Officer of IBM
IBM Corporation                    Corporation
New Orchard Road
Armonk, NY  10504

Name and Business Address          Present Principal Occupation or Employment

Laurie H. Glimcher, M.D.           Irene Heinz Given Professor of Immunology
Harvard School of Public Health    at the Harvard School of Public Health and
651 Huntington Avenue              Professor of Medicine at the Harvard
Boston, Massachussetts 02115       Medical School

John D. Macomber                   Principal of JDM Investment Group
JDM Investment Group
2806 N Street, N.W.
Washington, DC  20007

James D. Robinson III              President of J.D. Robinson Inc.
J.D. Robinson Inc.
126 East 56th Street
New York, NY  10022

Andrew C. Sigler                   Retired Chairman and Chief Executive
1046 Beaver Meadow Road            Officer of Champion International
Norwich, VT 05055                  Corporation

Louis W. Sullivan, M.D.            President of Morehouse School of Medicine
Morehouse School of Medicine
720 Westview Drive, S.W.
Atlanta, GA  30310-1495

Kenneth E. Weg                     Executive Vice President of Bristol-Myers
Bristol-Myers Squibb Company       Squibb Company and President of Worldwide
345 Park Avenue                    Medicines Group
New York, NY  10154



Executive Officers of Bristol-Myers Squibb Company

  Name                             Present Principal Occupation or Employment

Charles A. Heimbold, Jr.           Chairman of the Board, Chief Executive
                                   Officer and Director

Hamed M. Abdou                     President, Technical Operations,
                                   Worldwide Pharmaceutical Group

Sam L. Barker                      Executive Vice President, Franchise
                                   Management and Strategy, Pharmaceutical
                                   Group

Harrison M. Bains, Jr.             Treasurer and Vice President, Corporate
                                   Staff

Alice C. Brennan                   Secretary and Vice President, Corporate
                                   Staff

Peter R. Dolan                     President, Pharmaceutical Group, Europe

Donald J. Hayden, Jr.              President, Intercontinental Division,
                                   Worldwide Medicines Group

George P. Kooluris                 Senior Vice President, Corporate
                                   Development, Corporate Staff

Richard J. Lane                    President, U.S. Pharmaceuticals

John L. McGoldrick                 Senior Vice President, Law and Strategic
                                   Planning, Corporate Staff, and General
                                   Counsel

Michael F. Mee                     Chief Financial Officer and Senior Vice
                                   President, Corporate Staff

Christine A. Poon                  President, Medical Devices Group

Peter S. Ringrose                  President, Bristol-Myers Squibb
                                   Pharmaceutical Research Institute

Stephen I. Sadove                  President, Worldwide Beauty Care &
                                   Nutritionals Group

Frederick S. Schiff                Controller and Vice President, Financial
                                   Operations, Corporate Staff

John L. Skule                      Vice President, Public Affairs,
                                   Corporate Staff

Charles G. Tharp                   Senior Vice President, Human Resources,
                                   Corporate Staff

Kenneth E. Weg                     Executive Vice President, President,
                                   Worldwide Medicines Group and Director


                              SCHEDULE B


Shares of Common Stock Owned:  None.

Transactions in Shares of Common Stock during the Last 60 Days:  None.

                             EXHIBIT INDEX

Exhibit
Number     Document

1 Stock and Asset Purchase Agreement, dated as of November 26, 1997, between Bristol-Myers
           Squibb Company and CONMED Corporation for the sale of all of the outstanding Common Stock of Linvatec Corporation and certain related assets. (Incorporated by reference to Exhibit
           2.1(a) to CONMED Corporation's Form 8-K dated
           January 8, 1998 (File No. 0-16093).)

2 Amendment, dated as of December 31, 1997, between Bristol-Myers Squibb Company and
           CONMED Corporation, to the Stock and Asset
           Purchase Agreement, dated as of November
           26, 1997, between Bristol-Myers Squibb
           Company and CONMED Corporation.
           (Incorporated by reference to Exhibit
           2.1(b) to CONMED Corporation's Form 8-K
           dated January 8, 1998 (File No. 0-16093).)

3          Warrant to Purchase Common Stock, dated
           December 31, 1997, issued by CONMED
           Corporation to Bristol-Myers Squibb Company covering shares of Common Stock of CONMED Corporation. (Incorporated by reference to Exhibit 4.1 to CONMED
           Corporation's Form 8-K dated January 8, 1998
           (File No. 0-16093).)